Exhibit (a)(1)(D)

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CHARMING SHOPPES, INC.

at

$7.35 Net Per Share in Cash

Pursuant to the Offer to Purchase Dated May 15, 2012

by

COLOMBIA ACQUISITION CORP.

a direct wholly owned subsidiary of

ASCENA RETAIL GROUP, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON JUNE 12, 2012, UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Colombia Acquisition Corp., a Pennsylvania corporation (“Purchaser”) and a direct wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”), at a price of $7.35 per Share, net to the seller in cash, without interest and less any required withholding taxes (as it may be amended or supplemented from time to time, the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal enclosed herewith (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	the Offer to Purchase;

2.	the Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup withholding of U.S. federal income tax;

3.	a Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

4.	a form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	a return envelope addressed to the Depositary for your use only.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 12:00 midnight, New York City time, on June 12, 2012 (which is the end of the day on June 12, 2012), unless the Offer is extended. Except as otherwise described in Section 4 of the Offer to Purchase, previously tendered Shares may be withdrawn at any time until the Offer has expired.

The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of May 1, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that following the closing of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing its corporate existence as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent.

After careful consideration, the board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company’s shareholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in each case, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended, (iii) if required by applicable laws, directed that the Merger Agreement be submitted to the Company’s shareholders for adoption, and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable laws, adopt the Merger Agreement and approve the Merger.

For Shares to be validly tendered pursuant to the Offer, (a) the certificates evidencing such Shares or a confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned Information Agent at the address and telephone number below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, NY 10022

Shareholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833